                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*

                            AIRNET SYSTEMS, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  009417106
------------------------------------------------------------------------------
                               (CUSIP Number)

                              James M. Chadwick
                   Pacific Coast Investment Partners, LLC
                       12220 El Camino Real, Suite 400
                             San Diego, CA 92130
------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               March 23, 2005
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP Nos. 009417106
==============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Pacific Coast Investment Partners, LLC
==============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)/ /

==============================================================================
        SEC USE ONLY
3

==============================================================================
        SOURCE OF FUNDS (See Instructions)
4       OO

==============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5       TO ITEMS 2(d) or 2(e)                                              / /

==============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       California

==============================================================================
                        SOLE VOTING POWER
                   7    0

     NUMBER OF     ===========================================================
      SHARES            SHARED VOTING POWER
   BENEFICIALLY    8    426,700
     OWNED BY
       EACH        ===========================================================
    REPORTING           SOLE DISPOSITIVE POWER
      PERSON       9    23,300
       WITH
                   ===========================================================
                        SHARED DISPOSITIVE POWER
                   10   426,700

==============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      450,000

==============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES                                                             / /

==============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      4.5%(1)

==============================================================================
        TYPE OF REPORTING PERSON
14      OO

==============================================================================

---------------------

         (1) Based upon 10,109,883 shares of Airnet Systems, Inc. common stock issued and outstanding as of November 4, 2004, as reported on Airnet Systems, Inc.'s Form 10-Q filed on November 15, 2005.

                                     2


CUSIP Nos. 009417106
==============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Pacific Coast Investment Fund, L.P
==============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)/ /

==============================================================================
        SEC USE ONLY
3

==============================================================================
        SOURCE OF FUNDS (See Instructions)
4       WC

==============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5       TO ITEMS 2(d) or 2(e)                                              / /

==============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       California

==============================================================================
                        SOLE VOTING POWER
                   7    0

     NUMBER OF     ===========================================================
      SHARES            SHARED VOTING POWER
   BENEFICIALLY    8    426,700
     OWNED BY
       EACH        ===========================================================
    REPORTING           SOLE DISPOSITIVE POWER
      PERSON       9    0
       WITH
                   ===========================================================
                        SHARED DISPOSITIVE POWER
                   10   426,700

==============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      450,000

==============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES                                                             / /

==============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      4.5%(1)

==============================================================================
        TYPE OF REPORTING PERSON
14      PN

==============================================================================

---------------------

         (1) Based upon 10,109,883 shares of Airnet Systems, Inc. common stock issued and outstanding as of November 4, 2004, as reported on Airnet Systems, Inc.'s Form 10-Q filed on November 15, 2005.

                                     3


CUSIP Nos. 009417106
==============================================================================
        NAME OF REPORTING PERSON
1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nadel and Gussman Combined Funds LLC
==============================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                       (b)/ /

==============================================================================
        SEC USE ONLY
3

==============================================================================
        SOURCE OF FUNDS (See Instructions)
4       WC

==============================================================================
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5       TO ITEMS 2(d) or 2(e)                                              / /

==============================================================================
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Oklahoma

==============================================================================
                        SOLE VOTING POWER
                   7    23,300

     NUMBER OF     ===========================================================
      SHARES            SHARED VOTING POWER
   BENEFICIALLY    8    0
     OWNED BY
       EACH        ===========================================================
    REPORTING           SOLE DISPOSITIVE POWER
      PERSON       9    0
       WITH
                   ===========================================================
                        SHARED DISPOSITIVE POWER
                   10   0

==============================================================================
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11      450,000

==============================================================================
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12      SHARES                                                             / /

==============================================================================
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13      4.5%(1)

==============================================================================
        TYPE OF REPORTING PERSON
14      OO

==============================================================================

---------------------

         (1) Based upon 10,109,883 shares of Airnet Systems, Inc. common stock issued and outstanding as of November 4, 2004, as reported on Airnet Systems, Inc.'s Form 10-Q filed on November 15, 2005.

                                     4



                                SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

            This Schedule 13D relates to the common shares of Airnet Systems Inc. ("ANS"). The principal executive offices of ANS are located at 3939 International Gateway, Columbus, OH 43219.

ITEM 2.           IDENTITY AND BACKGROUND:

            (a) This statement on Schedule 13D is filed by Pacific Coast Investment Partners, LLC ("PCI Partners"), Pacific Coast Investment Fund, L.P. ("PCI Fund") and Nadel and Gussman Combined Funds LLC ("NGCF"). PCI Partners is the sole general partner of PCI Fund. The managing members of PCI Partners are James M. Chadwick, Thomas Heckmann, and Laurence Dunn. PCI Partners manages NGCF and has sole trading and voting discretion over NGCF's accounts. The managing member of NGCF is Stephen Heyman. This statement on
Schedule 13D is the initial filing by PCI Partners, PCI Fund and NGCF.

            (b) The business address for PCI Partners, PCI Fund, and Messrs. Chadwick, Heckmann, and Dunn is 12220 El Camino Real, Suite 400, San Diego, CA 92130. The business address for NGCF and Mr. Heyman is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103.

            (c) PCI Partners' principal business is to provide asset management services to private investment funds and it is the sole general partner of PCI Fund. Messrs. Chadwick, Heckmann, and Dunn manage PCI Partners' business. PCI Fund is a private investment fund. NGCF is a private investment fund. Mr. Heyman manages NGCF's business.

            (d)-(e) During the last five years, none of PCI Partners, PCI Fund, Mr. Chadwick, Mr. Heckmann, Mr. Dunn, Mr. Heyman or NGCF has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) PCI Partners is a limited liability company organized under the laws of the State of California. PCI Fund is a limited partnership organized under the laws of California. Mr. Chadwick is a citizen of the United States of America. Mr. Heckmann is a citizen of the United States of America. Mr. Dunn is a citizen of the United States of America. NGCF is a limited liability company organized under the laws of the State of Oklahoma. Mr. Heyman is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The 426,700 Shares beneficially owned by PCI Partners and PCI Fund were acquired by PCI Fund. The source of funds for the purchases of such Shares was working capital of PCI Fund. The total purchase price for the Shares was $1,643,056.

                                     5


            The source of funds for the purchases of the 23,300 Shares beneficially owned by PCI Partners and NGCF was the working capital of NGCF. NGCF directly purchased those Shares. The total purchase price for the Shares was $94,115.


ITEM 4.           PURPOSE OF TRANSACTION:

            As set forth more fully in the letter dated March 23, 2005 from James M. Chadwick, Managing Member of PCI Partners, to the Board of Directors of ANS, a copy of which is filed as Exhibit A hereto and incorporated herein by reference, the reporting persons believe that the stock price of ANS is underperforming and that ANS is undervalued. Accordingly, the reporting persons have formed a group for the purpose of
(i) demanding that the ANS Board of Directors replace the individual currently serving as ANS' Chairman, Chief Executive Officer and President,
(ii) appointing a replacement to the current Chief Executive Officer to ANS's Board acceptable to PCI Partners, (iii) increasing ANS shareholder value, and (iv) to the extent necessary, taking such additional steps as members of the group deem necessary or advisable to effectuate the foregoing objectives. Such actions may include the acquisition of additional Shares, communications with stockholders, proposals to elect directors to fill existing vacancies on the Company's Board of Directors and/or remove and replace existing directors and such other actions as the reporting persons believe are reasonably related to the objectives described above.

            Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the issuer;

            (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer

                                     6


to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (i) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

            (a) This statement relates to 426,700 Shares held by PCI Fund and 23,300 Shares held by NGCF. As a result of PCI Partners, PCI Fund and NGCF comprising a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, each of them are deemed to have acquired beneficial ownership of all Shares beneficially owned by each person within the group. Based on ANS's public filings, ANS had 10,109,883 Shares outstanding as of November 4, 2004. Therefore, the 450,000 Shares reported on this Schedule 13D represent 4.5% of ANS' outstanding Shares.

           (b) As the general partner of PCI Fund, PCI Partners shares the power to vote and dispose of the 426,700 Shares held by PCI Partners. Messrs. Chadwick, Heckmann, and Dunn act on behalf of PCI Fund as managing members. Pursuant to a contract with NGCF filed as Exhibit B herewith, PCI Partners has the sole power to dispose of the 450,000 Shares reported on this Schedule 13D. NGCF has the sole power to vote the 23,300 Shares held by it. Mr. Heyman acts on behalf of NGCF as managing member.

            (c) During the past 60 days, PCI Fund acquired Shares in the transactions set forth below. All such purchases were effected in open market transactions.

        DATE OF ACQUISITION     NO. OF SHARES ACQUIRED    PRICE PER SHARE
        -------------------     ----------------------    ---------------
              1/26/2005                2,300                  3.5000
              1/27/2005                6,400                  3.5495
              1/28/2005                7,200                  3.6000
              1/31/2005               32,100                  3.5935
               2/1/2005               90,000                  3.6982
               2/7/2005                  200                  3.7000
               2/9/2005               30,500                  3.7750
              2/10/2005                7,800                  3.8362
              2/11/2005               33,300                  3.8481
              2/14/2005                1,600                  3.8500
              2/15/2005               15,800                  3.8500
              2/16/2005               10,000                  3.8500
              2/18/2005               10,000                  3.9400
              2/23/2005                1,000                  3.9000
              2/24/2005                7,000                  3.9000
              2/28/2005                7,500                  4.0000
              2/28/2005                1,800                  4.1200
              3/11/2005                8,400                  4.2167
              3/16/2005               23,100                  4.2870
              3/17/2005                8,000                  4.4138
              3/18/2005               30,000                  4.5000
                                     -------
                            TOTAL    337,510

                                     7


         During the past 60 days, NGCF acquired Shares in the transactions set forth below. All such purchases were effected in open market transactions.

        DATE OF ACQUISITION     NO. OF SHARES ACQUIRED    PRICE PER SHARE
        -------------------     ----------------------    ---------------
               2/2/2005                5,300                  3.7345
               2/3/2005                6,500                  3.7423
               2/9/2005                1,000                  3.7580
              3/16/2005                2,000                  4.2600
              3/17/2005                5,000                  4.3380
              3/18/2005                3,500                  4.5800
                                      ------
                            TOTAL     23,300
                                      ======

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         PCI Partners and NGCF have entered into an account management agreement pursuant to which PCI Partners renders investment management services and manages NGCF's securities investment account. The agreement provides PCI Partners, among other things, the authority to buy, invest in, hold for investment, own, assign, transfer, sell and otherwise deal in securities for the NGCF account. The 23,300 Shares reported as held by NGCF in this Schedule 13D are in the account and subject to PCI Partners' management.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit A - Letter of Pacific Coast Investment Partners, LLC, dated March 23, 2005, to the Board of Directors of AirNet Systems, Inc.

         Exhibit B - Account Management Agreement between PCI Partners and NGCF, dated as of November 2004

                                     8


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 23, 2005

                                PACIFIC COAST INVESTMENT PARTNERS, LLC

                                By:   /s/ James M. Chadwick
                                    -------------------------------------
                                    James M. Chadwick, Managing Member


                                PACIFIC COAST INVESTMENT FUND, LP

                                By: Pacific Coast Investment Partners, LLC,
                                    Its General Partner

                                By:   /s/ James M. Chadwick
                                    -------------------------------------
                                    James M. Chadwick, Managing Member


                                NADEL AND GUSSMAN COMBINED FUNDS LLC

                                By:   /s/ Stephen Heyman
                                    -------------------------------------
                                    Stephen Heyman, Managing Member

                                     9



Exhibit A Letter to AirNet Systems, Inc. Board of Directors
---------


               [Pacific Coast Investments Partners Letterhead]

March 23, 2005

Board of Directors
AirNet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

BY FACSIMILE

Gentlemen,

I am writing on behalf of Pacific Coast Investment Partners LLC ("PCI"), the beneficial owner of 450,000 shares of AirNet Systems, Inc. ("AirNet") common stock to express our concern about both the direction and management of AirNet. Despite the company's poor performance as evidenced by every objective measure, the Board has continually rewarded senior management with generous increases in base compensation as well as substantial bonuses. For the reasons set forth in this letter, we have come to the conclusion that the Board must, consistent with its fiduciary duty, immediately replace Joel
E. Biggerstaff as AirNet's Chairman, Chief Executive Officer and President. In light of the company's substandard performance and Mr. Biggerstaff's demonstrated lack of leadership, we believe that any action short of this would be an abdication of the Board's fiduciary duty to its shareholders.

It is with some significant level of distress that we note the Board's continued support for the direction charted by Mr. Biggerstaff, whose tenure as AirNet's Chairman, Chief Executive Officer and President has been distinguished by a wholesale collapse in the value of AirNet stock. This value implosion is clearly shown by the chart on the following page which compares AirNet stock performance to that of both the Russell 2000 and Dow Jones Combined Transportation Indexes (assuming reinvestment of dividends) for the period August 16, 1999 (the inception of Mr. Biggerstaff's tenure with AirNet) through March 22, 2005. While we believe that the Dow Jones US Delivery Services Index is a more relevant benchmark, we have used the Russell 2000 and Dow Jones Combined Transportation Indexes as a starting point as these indexes and methodology are consistent with that used by AirNet in its most recent Schedule 14A filed with the Securities and Exchange Commission on April 29, 2004.

                                     10


                        [Stock Performance Graph]

As can be seen from the above chart, AirNet stock has lost approximately 54% of its value during Mr. Biggerstaff's tenure. Stated differently, every $100.00 invested in AirNet stock on August 16, 1999, the date on which Mr. Biggerstaff began his executive tenure with the company, has collapsed to $46.05 as of March 22, 2005. In contrast, an investment of $100.00 made on that same date in the companies making up the Russell 2000 or the Dow Jones Combined Transportation Index (with dividend reinvestment) would have grown to $153.15 (for a gain of approximately 53%) and $116.87 (for a gain of almost 17%) respectively.

AirNet's substandard performance is even more dramatically illustrated when compared to its implied peer group, i.e. those fourteen companies, INCLUDING
                                                                   ---------
AIRNET, making up the proprietary Dow Jones US Delivery Services Index(1) as
------
shown in the chart on the following page.

--------
(1) Ticker symbols for the fourteen companies comprising this index as of the date of this letter are: ABXA, AIRT, ANS, ALPE, AMUC, DDN, EAGL, EXPD, FDX, GCCP, KHK, TP, UPS, and UTIW.

                                     11


                        [Stock Performance Graph]

Had AirNet's management included this peer group performance analysis (WHICH WE BELIEVE IS THE PROPER BENCHMARKING INDEX) in its annual Proxy Statements,
           --
rather than benchmarking AirNet performance against the selected Dow Jones Combined Transportation Index, the realities of AirNet's and Mr. Biggerstaff's dismal performance would have been even more apparent to AirNet shareholders. Indeed, in this event, AirNet management would have been required to acknowledge that in contrast to AirNet's approximate 54% loss in value, its peer group (i.e. the companies comprising the Dow Jones US Delivery Services Index which includes AirNet) realized a gain of nearly 68% during the same period. We are deeply troubled that this information, which we have no doubt has been available to management, was not communicated to AirNet's shareholders.

Despite the modest price increase in AirNet's stock price from the $3.47 closing price on January 3, 2005 to the closing price of $4.55 on March 22nd, an increase we suspect is attributable to the issues raised in the 13-D filings of Phillip Goldstein of Opportunity Partners L.P., AirNet stock continues to languish well behind its implied trading valuation established by its peer group (i.e. those companies comprising the Dow Jones US Delivery Services Index) as is shown in the table on the following page.

                                     12


AIRNET SYSTEMS INC. COMPARABLE COMPANY ANALYSIS - DOW JONES DELIVERY SERVICES INDEX
TRADING MULTIPLES

                                                          ENTERPRISE  ENTERPRISE VALUE/        PRICE/
COMPANY NAME(1)                             MARKET CAP      VALUE       LTM EBITDA(2)    TANGIBLE BOOK VAL(3)
--------------------------------------------------------------------------------------------------------------
ABX Air Inc. (OTCBB:ABXA)                     463.2          424.5           5.2x                5.3x
Air T Inc. (NasdaqSC:AIRT)                     49.0           48.6          10.9x                3.9x
Alpine Air Express Inc. (OTCBB:ALPE)            4.6           18.7         100.3x                0.8x
American Utilicraft Corp. (OTCPK:AMUC)         45.3           46.8             NM                  NM
Diamonds North Resources Ltd. (CDNX:DDN.V)     28.2           25.5             NM                2.4x
Dynamex Inc. (NasdaqNM:DDMX)                  211.9          209.5          10.5x                6.7x
Global Concepts Ltd. (OTCBB:GCCP)               2.3            3.9             NM                  NM
Kitty Hawk Inc. (AMEX:KHK)                     64.4           48.3           3.6x                1.9x

--------------------------------------------------------------------------------------------------------------
HIGH                                                                        10.9x                6.7x
LOW                                                                          3.6x                0.8x
MEAN                                                                         7.6x                3.5x
MEDIAN                                                                       7.9x                3.2x
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
AIRNET SYSTEMS INC. (NYSE:ANS)(4)              46.0          100.9           4.0x                0.8x
--------------------------------------------------------------------------------------------------------------

NOTES:
-----
(1) EAGL, EXPD, FDX, TP, UPS, and UTIW have all been excluded as outliers due to the size of their market capitalizations.
(2) Alpine Air Express, American Utilicraft Corp., Diamonds North Resources and Global
    Concepts Ltd excluded from TEV/LTM EBITDA summary statistics as outliers
(3) American Utilicraft and Global Concepts excluded from Price/Tangible Book Value summary statistics as outlier
(4) Based on AirNet's LTM ending September 30, 2004 as no more recent Balance Sheet data is currently available


------------------------------
Source: Capital IQ

As can be seen from the table above, and based on metrics established by AirNet's peer group, as adjusted for those companies with less than one billion in market capitalization; we believe AirNet's stock is grossly undervalued and should be trading at a level at least twice its current trading price.

Sadly, Mr. Biggerstaff's leadership and "strategic vision" for AirNet HAS FAILED TO PRODUCE ANY FORM OF FINANCIAL REWARD FOR ANYONE INVOLVED WITH AIRNET OTHER THAN HIMSELF. What makes his dismal performance record to date even more troubling are the uncertainties surrounding the continued long-term viability of AirNet's principal overnight check delivery business, which constituted approximately 61% of AirNet's $174.95 million of net revenues for the twelve month period ending December 31, 2004; due to the recently required implementation of the Check Clearing for the 21st Century Act ("Check 21") on October 28, 2004, or approximately five months ago.

IN OTHER WORDS, IF DURING THE "GOOD TIMES" MR. BIGGERSTAFF HAS BEEN UNABLE TO CREATE ANY VALUE FOR AIRNET SHAREHOLDERS, WHY SHOULD WE TRUST HIS ABILITY TO CREATE (OR AT LEAST PRESERVE) SHAREHOLDER VALUE DURING THE TURBULENT TIMES WHICH MAY LAY AHEAD FOR AIRNET?

We are deeply concerned by Mr. Biggerstaff's apparent decision to "reshape" AirNet into a passenger charter business, which, during the second and third fiscal quarters of 2004 alone, has resulted in the expenditure of approximately $32.5 million to purchase additional Learjets for AirNet's JetRide business unit. Setting aside the fundamental unsoundness of Mr. Biggerstaff's strategy to enter the highly competitive passenger charter business, as we highly doubt that AirNet can ever become a player of any real scale; we are incredulous that these purchases were financed (as we understand it) entirely with debt which contributed to the rapid escalation in the company's Debt-to-Equity Ratio. Even if such a strategy could be justified, which we doubt, it should not have been financed with debt, but rather by selling surplus aviation assets currently

                                     13


owned by AirNet and used in connection with the check transportation business. Such a strategy of leveraging surplus aircraft to procure new ones (i.e. selling the old to pay for the new) would have been far more prudent and preferable (in addition to being the more intelligent and conservative approach to take); especially in light of the acknowledgement in AirNet's Form 10-Q for the period ending September 30, 2004 that in connection with its check transportation business "airline capacity will exceed future demand".

That said, and regardless of the method used to finance AirNet's presence in the passenger charter business, the strategy to reshape OUR company into a passenger charter business is ill-conceived and will prevent AirNet shareholders from realizing the company's potential value.

In addition to AirNet's stunning collapse in value, Mr. Biggerstaff has overseen the continued and accelerating deterioration in AirNet's financial stability and performance. Indeed, AirNet's Current Ratio, a key metric of a company's financial strength, has deteriorated steadily from the 3.90 ratio which existed on June 30, 1999 (the end of the fiscal quarter immediately preceding Mr. Biggerstaff's employment by AirNet) to the shockingly low 0.69 ratio which existed as of September 30, 2004 (the date of the company's last published Balance Sheet). At the same time, AirNet's Debt-to-Equity Ratio has almost doubled from the 0.76 as of June 30, 1999 (the end of the fiscal quarter immediately preceding Mr. Biggerstaff's employment by AirNet) to
1.49 which existed as of September 30, 2004 (the date of the company's last published Balance Sheet).

What Mr. Biggerstaff seemingly has done is akin to the novice house painter "painting himself into a corner", as this deterioration of the company's Balance Sheet will limit AirNet's flexibility to finance and grow its JetRide business unit; thereby preventing the company from becoming a meaningful player in the passenger charter market. In this regard we ask that the Board satisfactorily address the following three questions:

     o How does AirNet intend to finance additional jet purchases to fuel continued meaningful growth in its JetRide business unit?
     o  How high a Debt to Equity Ratio is AirNet willing to have?
     o Why does AirNet believe it can ever become a player of any scale in the passenger charter business given its increasingly limited financial flexibility?

We do not dispute for one moment that sustained demand for business jets is present as shown not only by Honeywell Aerospace's latest survey which projects market demand for 7,700 new business jets with a combined total value in excess of $115 billion between 2003 and 2013(2); but also by The Fairfax, a Virginia-based consulting group, who forecasts the building of 6,896 business jets worth $94.4 billion in the period 2001 to 2010(3); and by Forecast International which expects a 157 percent increase in delivered business jets through 2011(4). HOWEVER, AND MOST IMPORTANTLY, ALL OF THESE ENTITIES ATTRIBUTE AT LEAST SOME 40 PERCENT OF THE AIRCRAFT ORDERS TO THE FRACTIONAL OWNERSHIP MARKET, A MARKET DOMINATED BY LARGE COMPANIES IN WHICH
                             ----------------------------------------------
AIRNET IS MERELY, AS WE UNDERSTAND IT, ESSENTIALLY A SUBCONTRACTOR WITH
-----------------------------------------------------------------------
LIMITED ABILITY TO BUILD ITS OWN BRAND EQUITY.
---------------------------------------------

--------
(2) "Outlook 2004: Ready for a Resurgence?"  www.aerosonic.com; January 2004.
                                             -----------------
(3) "Bizjets a "commodity" says Teal Group Study" by Kirby J. Harrison.
    AIN Online. 2001.
(4) "Outlook 2005: Reasons for Optimism?" by David Jensen. Avionics Magazine. January 2005.

                                     14


Indeed, there are currently four major national fractional ownership providers: NetJets which controls 50 percent of the market, Flexjet which controls 35 percent of the market, and an amalgamation of Flight Options, CitationShares and several small regional companies which have a combined 15 percent of the market. It is clear to us that due to the high capital costs this is an industry in which the big (such as NetJets, a company owned and financed by Berkshire Hathaway) will get bigger and the smaller players will have an increasingly difficult time surviving. In this regard it is estimated that the smaller regional operators, such as JetRide, will probably never account for more than a combined 10 percent share of the market(5); a reality well known within the industry, but disregarded by AirNet's management.

                                   [Graph]

FOR THESE REASONS, WE CHALLENGE YOU TO GIVE US A SATISFACTORY ANSWER AS TO WHY AIRNET IS WILLING TO LEVERAGE ITS BALANCE SHEET AND LIMIT ITS FUTURE FINANCIAL FLEXIBILITY, TO ENTER A HIGHLY CAPITAL INTENSE BUSINESS WHERE IT HAS LITTLE HOPE OF EFFECTIVELY COMPETING OR OBTAINING A MEANINGFUL MARKET SHARE?

Not only has AirNet management seen fit to incur substantial debt to enter a highly competitive business, but additionally, and unlike AirNet's check delivery business which like the commercial airlines is occasionally hobbled by AOGs (or airplanes on ground) - planes that produce no revenue but still have a capital cost attached - AirNet's JetRide unit will be continually hobbled by something much worse: PLANES THAT PRODUCE NO REVENUE BUT STILL HAVE CAPITAL AND OPERATING COSTS ATTACHED.

In order for AirNet to even have a credible chance of success in the passenger charter business it will need to develop both a significant market presence in terms of bases and airplanes (something we do not believe AirNet can afford).

Additionally, to sustain its operations in the passenger charter business, JetRide will need to fly a large number of non-revenue-producing flights (i.e. fly empty planes to and from passenger locations and destinations); and will also be extremely sensitive to demand surges (thus creating a risk of excess capacity), and for that reason the fleet must be sized to meet the greatest of these. Otherwise AirNet will run the risk of losing either existing or potential charter clients, or be

-----------------
(5) Aerospace America Online. Industry Insights. "Fractional ownership and the stalled business jet market." The Teal Group. August 2002.

                                     15


forced to augment its fleet by chartering other people's jets (in the same way that JetRide makes its jets available to, as we understand it, NetJets), which is an expensive (if not losing) proposition. Both solutions clearly detract from profitability and place AirNet shareholders at risk.

Despite Mr. Biggerstaff's track record of destroying AirNet shareholder value, the Board's compensation committee has seen fit to consistently reward him with increased annual base compensation as shown on the following page(6), in addition to: (a) substantial cumulative cash bonuses totaling $343,200, (b) other cumulative cash compensation totaling $78,952, and (c) cumulative stock option awards totaling 214,670 shares through December 31, 2003, the last fiscal year for which such information is currently available.

                                   [GRAPH]

As can clearly be seen, Mr. Biggerstaff has been rewarded by the Board's compensation committee with a cumulative increase in his base salary of almost 50% through the end of 2003 (the last fiscal year for which such information is currently available) since he was originally employed by AirNet in August 1999. Were the Board's intention to create an inverse pay-for-performance package for its Chief Executive Officer, it would have almost perfectly matched the approximate 54% destruction of the value of an investment in AirNet common stock since Mr. Biggerstaff assumed his duties with AirNet to the approximate 50% increase in his base salary. We however refuse to believe that this inverse pay-for-performance reward system was truly the Board's intent, as the intentional creation of such an inverse reward system might clearly constitute a breach of the Board's fiduciary obligations to AirNet shareholders.

Despite Mr. Biggerstaff having received total cash compensation from AirNet of approximately $2.23 million for the period August 16, 1999 through December 31, 2003 (the most recent date for which such information is available) he only owns 15,000 shares of AirNet stock outright(7)

--------
(6) Base compensation shown for 1999 is annual salary as agreed to pursuant to Confidential Agreement by and between AirNet Systems, Inc. and Joel E. Biggerstaff dated as of July 16, 1999 and filed as Exhibit 10.6 to the Form 10-K filed with the Securities and Exchange Commission by AirNet Systems, Inc. on March 27, 2000.
(7) This is exclusive of the 5,000 shares owned by trusts for his children and in which he disclaims any beneficial interest. As per AirNet Systems, Inc. Form 14A filed with the Securities and Exchange Commission on April 29, 2004.

                                     16


valued (as to his 15,000 shares) at only $68,250 as of the close of the market on March 22, 2005. Mr. Biggerstaff's equity stake in AirNet speaks volumes about his confidence in his own strategic vision for our company. Although Mr. Biggerstaff has been paid millions by AirNet, he lacks the confidence in his own leadership and vision to invest in its future. Mr. Biggerstaff's actions in this regard speak far louder than his words.

As significant shareholders of AirNet we ask the Board to explain why it has continually rewarded Mr. Biggerstaff at the expense of all AirNet shareholders while allowing him to preside over a weakening of AirNet's Balance Sheet without concurrently delivering any meaningful growth in earnings from continuing operations. Had Mr. Biggerstaff succeeded in generating substantial and/or sustained growth in this key area during his tenure we would be less troubled by the explosive growth in the company's Debt-to-Equity Ratio. As can be seen in the chart below, while AirNet under Mr. Biggerstaff has recorded top line revenue growth, he has been unable to improve, or at a minimum simply preserve, performance in the all important earnings from continuing operations area over the past approximate five and one-half years.

AIRNET SYSTEMS, INC.
($ in thousands)

                                                   FOR TTM PERIOD ENDING DECEMBER 31,
                                          1999      2000      2001      2002      2003      2004
                                        -------   -------   -------   -------   -------   -------
REVENUE                                 126,698   135,203   140,498   148,912   149,222   174,950
% increase                                           5.1%      3.9%      6.0%      0.2%     17.2%
INCOME FROM CONTINUING OPERATIONS        13,057    14,499    13,409     7,276     6,231     6,430
% increase                                          11.0%     -7.5%    -45.7%    -14,4%      3.2%


WE CHALLENGE YOU TO ANSWER THE SIMPLE QUESTION OF WHAT GOOD TOP LINE REVENUE GROWTH IS IF IT COMES (AS IT HAS) AT THE EXPENSE OF A WHOLESALE COLLAPSE IN EARNINGS FROM CONTINUING OPERATIONS?

Even with the acceleration in the decline of physical checks processed annually by the Fed, that it will still take some significant number of years to eliminate the need for check transportation services such as those representing AirNet's largest revenue source. In this regard, we would believe it reasonable to assume that AirNet's check transportation related revenues will continue, although most probably in a declining fashion, for some extended period of time.

Accordingly, we question management's write-off during the quarter ending September 30, 2004 of approximately $43.0 million relating to a supposed impairment of certain aircraft and spare parts used in connection with the check transportation segment of AirNet's business. In the Form 10-Q filed with the Securities and Exchange Commission for the quarter ending September 30, 2004, AirNet noted, "this determination was made as the result of recent industry trends in the adoption of electronic payment alternatives and evolving electronic alternatives to the physical movement of cancelled checks at a more rapid pace than previously accepted by the industry." In connection with this write-off, which we highly question as to timing, management was charged with (as per the 10-Q) reducing the carrying value of the assets to current fair market value; which according to the 10-Q management did pursuant to the Form 10-Q by "considering market trends, published market data, and recent transactions involving sales of similar assets."

Having elected to take a massive write-down in Q3, an action we strongly question, (as a result


                                     17


of which shareholder equity as of September 30, 2004 pursuant to the 10-Q was $54.57 million, or approximately $4.28 per share or only an approximate 6% discount to the closing price of AirNet stock on March 22nd), management then saw fit to take an additional write-down of $5.7 in Q4 related to "a valuation allowance for certain deferred income tax assets" according to AirNet's March 16, 2005 press release. This back to back write-down typifies Mr. Biggerstaff's mismanagement of our company as even the most inexperienced CFO or CEO certainly should have sought to include every possible write-down still to come in Q3, given the size of the write-downs that occurred in that quarter.

Again we ask the Board to satisfactorily answer the following two questions:

     o If the Board had so little faith in the future of the check delivery business as to have approved the Q3 write-down, why did the Board not simply approve the orderly liquidation of the entire company at what we believe would be a substantial realizable premium to the value of AirNet stock?

     o How can the Board possibly justify spending $15 million (or more) for a new corporate headquarters at the very time that it has embarked on a headlong diversification drive into a highly capital intensive business?

While we believe that AirNet is significantly undervalued (THE TRADING METRICS ESTABLISHED BY AIRNET'S PEER GROUP SUGGEST THAT THE COMPANY SHOULD TRADE AT A LEVEL AT LEAST DOUBLE THE CURRENT PRICE), we do not believe that the current downward trend can be reversed, or the company's full value realized, if Mr. Biggerstaff is not replaced. If the Board is unwilling to take this action, it might well be advised to conduct a simple and orderly liquidation sale of the assets of the company or take the company private. While we firmly believe that AirNet is undervalued, EVEN AN ORDERLY LIQUIDATION OF AIRNET ASSETS, AT THEIR NOW WRITTEN-DOWN BOOK VALUE, WOULD YIELD A FAR GREATER RETURN TO AIRNET SHAREHOLDERS THAN MR. BIGGERSTAFF'S CONTINUED LEADERSHIP OF OUR COMPANY WILL.

Alternatively a going-private (or other form of sale transaction) would yield an even greater return to AirNet shareholders. Despite substantial mismanagement, AirNet produced EBITDA (as adjusted for one-time charge addbacks) of approximately $26 million during fiscal 2004 (in addition to having a history of producing similar levels of EBITDA). Were even a conservative multiple of five times to be applied to fiscal 2004 adjusted EBITDA, AirNet would have an implied enterprise value of approximately $130 million, or an approximate 24% premium to AirNet's implied enterprise value as of the close of the market on March 22nd. The implied value of AirNet's equity based on this approximate 24% premium would be substantially increased if first AirNet exited the passenger charter business by selling off its newly purchased jets, paying down debt, and realigning its capital structure. In such an event AirNet stockholders could reasonably expect to see no less than a 100% premium for the value of their AirNet shares based on the closing price of AirNet stock on March 22, 2005.

Should you disagree with our analysis, we ask that you promptly explain the basis for such disagreement, and explain why we should continue to place our AirNet destiny in Mr. Biggerstaff's hands. In this regard, we require that prior to April 8, 2005 you either satisfactorily justify to us your reasons for allowing Mr. Biggerstaff to remain with the company or cause Mr. Biggerstaff's resignation from both the company and the Board, and allow us to fill the Board vacancy created by his resignation or dismissal.

We are available to meet with you in person prior to April 8th. Absent an acceptable resolution of

                                     18



this matter prior to such date, be advised that we reserve the right to take whatever actions we deem appropriate, including without limitation, seeking to unseat the entire Board at the upcoming annual meeting of shareholders in order to protect and maximize the value of AirNet for the benefit of all of its shareholders. As directors of a publicly traded company, we expect that you will act in the interest of the company's shareholders.

Sincerely yours,

/s/ James M. Chadwick

James M. Chadwick
Managing Member

                                     19


Exhibit B Management Agreement Between PCI Partners and NGCF
---------

This Agreement is entered into by and between PCI partners

("Manager"), and NG Combined funds (client) In consideration of the mutual covenants herein, Client and Manager agree as follows:

CLIENT UNDERSTANDS THAT THE MANAGER MANAGES BOTH THIS SEPARATE ACCOUNT AND A HEDGE FUND. CLIENT UNDERSTANDS THAT MANAGER WILL BUY AND SELL STOCKS FOR THE HEDGE FUND BEFORE MAKING THE SAME OR SIMILAR TRADES IN THIS SEPARATE ACCOUNT. CLIENT ACCEPTS THAT THE HEDGE FUND WILL OFTEN BUY AT A BETTER PRICE THAN THIS SEPARATE ACCOUNT AND SELL AT A BETTER PRICE THAN THIS SEPARATE ACCOUNT.

CLIENT UNDERSTANDS THAT THIS SEPARATE ACCOUNT MAY TRADE OFTEN AND ACCEPTS THE POSSIBILITY OF VERY HIGH TRADING COSTS.

CLIENT UNDERSTANDS THAT THIS SEPARATE ACCOUNT MAY IGNORE TAX CONSEQUENCES OF TRADES AND ACCEPTS THE POSSIBILITY OF A HIGH TAX BURDEN.

CLIENT UNDERSTANDS THAT THIS SEPARATE ACCOUNT WILL BE RUN AS A LONG ONLY ACCOUNT WITH NO MORE THAN SEVEN INVESTMENTS IN THE SEPARATE ACCOUNT.

CLIENT UNDERSTANDS THAT THIS MAY RESULT IN THE SEPARATE ACCOUNT BEING DRAMATICALLY RISKIER THAN THE HEDGE FUND MANAGED BY THE MANAGER.

CLIENT UNDERSTANDS THAT THE ONLY RESTRICTIONS ON THIS SEPARATE ACCOUNT IS THAT IT MAY HOLD NO MORE THAN SEVEN STOCKS, AND THAT THE STOCK OF ANY ONE ISSUER MAY CONSTITUTE NO MORE THAN $200,000 AT COST. CLIENT ACCEPTS THE RISK THAT SUCH A PORTFOLIO MAY BE VERY RISKY.

                                     20


1. Services. Client retains Manager to render investment management services and to manage Client's securities investment account (the "Account"). Subject to the Investment Guidelines attached hereto and incorporated herein by reference, Client grants to Manager full discretion as to all investment decisions regarding the Account, including, but not limited to, authority to buy, invest in, hold for investment, own, assign, transfer, sell (long or short), exchange, trade in, lend, pledge, deliver and otherwise deal in (on margin or otherwise) stocks, bonds, options, shares of investment companies and all other securities and intangible investment instruments and vehicles of every kind and nature ("Securities") for the Account, and to exercise in Manager's discretion all rights, powers, privileges and other incidents of ownership with respect to Securities in the Account. In connection therewith, Manager is authorized to select and engage for the Account one or more banks, trust companies and brokerage firms as custodians or brokers for funds and Securities held in the Account and to instruct such custodians and brokers with respect to the purchase, sale, exchange, delivery or other disposition of such Securities and disbursements relating thereto.

Notwithstanding anything in this Agreement to the contrary, Manager shall have no authority hereunder to take or have possession of any assets in the Account or to direct delivery of any Securities or payment of any funds held in the Account to itself or to direct any disposition of such Securities or funds except to Client, for countervalue or as provided in Section 10.

2. Power of Attorney. To enable Manager to exercise fully its discretion and authority as provided in Section 1, Client hereby constitutes and appoints Manager as Client's agent and attorney-in-fact with full power and authority for Client and on Client's behalf to buy, sell and otherwise deal in Securities and contracts relating to same for the Account. Client further grants to Manager as Client's agent and attorney-in-fact full power and authority to do and perform every act necessary and proper to be done in the exercise of the foregoing powers as fully as Client might or could do if personally present. This power of attorney is coupled with an interest and shall terminate only on termination of this Agreement or on receipt by Manager of written notice of the death or incapacity of Client.

3. Client Information. Client shall promptly advise Manager of (a) the investment objectives of the Account, (b) any changes or modifications to those objectives, and (c) any specific investment restrictions relating to the Account.

Client shall promptly notify Manager in writing if Client considers any investments recommended or made for the Account to violate such objectives or restrictions. Client and Manager shall consult on a periodic basis regarding Client's investment objectives. Client may at any time direct Manager to sell such Securities or take such other lawful actions as Client may specify to effect compliance of the Account with Client's investment objectives. In addition, Client may notify Manager at any time not to invest any funds in the Account in specific Securities or specific categories of securities, and Manager shall promptly follow those instructions.

Client agrees promptly to furnish, or to cause Client's custodian or agent to furnish, to Manager all data and information Manager may reasonably request to render the investment management services described above. Client shall be solely responsible for the completeness and accuracy of the data and information furnished to Manager hereunder.

                                     21


4. Representations and Warranties.

(a) Client represents and warrants to Manager and agrees with Manager as follows:

(i) Client has the requisite legal capacity and authority to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by Client and is the legal, valid and binding agreement of Client, enforceable against Client in accordance with its terms. Client's execution of this Agreement and the performance of its obligations hereunder do not conflict with or violate any provisions of the governing documents (if any) of Client or any obligations by which Client is bound, whether arising by contract, operation of law or otherwise. Client will deliver to Manager evidence of Client's authority and compliance with its governing documents on Manager's request.

(ii) Client is the owner of all cash and Securities in the Account, and except as have been or may be disclosed by Client to Manager as contemplated by Section 3, there are no restrictions on the pledge, hypothecation, transfer, sale or public distribution of such cash or Securities.

(iii) Client is experienced in the engagement of investment advisers and is aware of the risks associated with such engagements, including the risk that the Account could suffer substantial diminution in value.

(iv) Client will obtain and maintain for the period of this Agreement any bond for fiduciaries required by Section 412 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and will include Manager among those covered by such bond.

(v) If client is an "employee benefit plan" within the meaning of ERISA, Client has independently determined that the retention of Manager by Client satisfies all requirements of Section 404(a)(1) of ERISA, specifically including the "prudent man" standards of Section 404(a)(1)(B) and the "diversification" standard of Section 404(a)(1)(C), and will not be prohibited under any of the provisions of Section 406 of ERISA or Section 4975(c)(1) of the Internal Revenue Code of 1985, as amended. The undersigned authorized signatory for Client has requested and received all information from Manager that the undersigned, after due inquiry, considered relevant to such determinations. In determining that the requirements of Section 404(a)(1) are satisfied, the undersigned has taken into account that (1) there is a risk of a loss of the Account; (ii) the Account may be relatively illiquid, and (3) funds so invested may not be readily available for the payment of employee benefits. Taking into account these and all other factors relating to retention of Manager by Client, the undersigned has concluded that the retention of Manager by Client constitutes an appropriate part of Client's overall investment program.

(vi) Client will notify Manager, in writing, of

                                     22


(1) any termination, substantial contraction, merger or consolidation of Client, or transfer of its assets to any employee benefit plan, (2) any amendment to the organizing documents of Client or any related instrument that materially affects the activities of Manager contemplated hereunder or the authority of any named fiduciary or investment manager to authorize Client investments or retention of investment advisers, and (3) any alteration in the identity of any named fiduciary or investment manager, including itself, who has the authority to approve Client investments.

(vii) In accordance with Sections 405(b)(1), 405(c)(2) and 405(d) of ERISA, the fiduciary responsibilities of Manager and any partner, employee or agent of Manager shall be limited to his, her or its duties in managing the Account, and Manager shall not be responsible for any other duties with respect to Client (specifically including evaluating the initial or continued appropriateness of Client's retention of Manager under Section 404(a)(1) of ERISA).

(viii) If Client is an "employee benefit plan" within the meaning of ERISA, Client has aggregate assets of at least $50,000,000, and not more than ten percent of Client's assets are invested under the management of Manager.

(ix) If Client is not an "employee benefit plan" within the meaning of ERISA, as of the Effective Date (as defined below) and at all times during the term of this Agreement, either the Account has and will have a market value of more than $750,000 or Client is an individual or a company whose net worth exceeds and will exceed $1,500,000. Each of the equity owners of Client is a natural person whose net worth on the Effective Date, and at all times during the term of this Agreement, exceeds $1,500,000, if Client is a company and that company is (1) a "Private Investment Company" (which means a company that would be defined as an investment company under the Investment Company Act of 1940 but for the exclusion from that definition provided in Section 3(c)(1) for entities with few than 100 beneficial owners), (2) an investment company registered under the Investment Company Act of 1940 or (3) a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940. If any such equity owner is such a company, then each of its equity owners meets, and will meet at all times during the term of this Agreement, these requirements.

(b) Manager represents and warrants to Client and agrees with Client as follows:

(i) Manager understands that if Client is an "employee benefit plan" within the meaning of ERISA, Manager shall be a "fiduciary" of Client, as that term is defined in Section 3(21)(A) of ERISA.

(ii) Manager will place the Account funds primarily in Securities with readily available market quotations.

(iii) Manager is not a market maker for Securities that Manager causes the Account to purchase.

                                     23


5. Confidentiality. Except as required by law,

(a) Manager agrees to maintain in strict confidence all personal and financial information regarding Client that is furnished to Manager by Client (except that Client consents to disclosure of Client's identity as a client of Manager), and

(b) Client agrees to maintain in strict confidence all investment advice and information furnished to Client by Manager.

6. Asset Based Fee.

(a) Client shall pay to Manager an amount per year (an "Asset Based Fee") equal to 1% percent of the net market value of the Account. The Asset Based Fee shall be payable at the beginning of each year based on the net market value of the Account at the close of trading on that business day.

(b) If Client contributes capital to the Account, including its initial capital, on a date other than the first day of a calendar quarter, the Account will be charged a prorated portion of the Asset Based Fee for that calendar year with respect to such contribution based on the number of days remaining in that calendar quarter and based on the net market value of the contributed capital on the opening of trading on the date of such contribution.

(c) If Client withdraws all assets from the Account, whether on termination of this Agreement or otherwise, on any date other than the last day of a calendar year, the Asset Based Fee previously paid with respect to that calendar quarter shall be prorated based on the number of days elapsed in that quarter prior to the withdrawal, and the unearned portion shall be promptly refunded by Manager to Client.

7. Performance Fee.

(a) Client shall pay to Manager a performance fee (the "Performance Fee") for each period described below of 20% percent of the amount by which Net Profits in such period (as defined below) exceed Unrecouped Losses (as defined below) that shall have accrued prior to such period, payable on or promptly after the end of such period.

(b) Except as described below, the Performance Fee shall be calculated for each one-year period ending on December 31 of each year.

(c) For purposes of this Section 7, the following terms have the following meanings:

(i) "Net Profits" for any period means the excess of the net market value of the Account or any subaccount, including, but not limited to, the net unrealized appreciation and depreciation of Securities but deducting the Asset Based Fee paid by Client for that period, on the last day of that period, over such value on the first day of that period, as set forth in the Account Statement (as defined below) for such period.

                                     24


(ii) "Net Losses" for any period means the excess of the net market value of the Account or any subaccount, including, but not limited to, the net unrealized appreciation and depreciation of Securities, on the first day of that period over such value on the last day of that period as shown on the Account Statement for such period, after deducting the Asset Based Fee paid by Client for that period.

(iii) "Unrecouped Losses" shall be all Net Losses of the Account or in any subaccount calculated from the Effective Date, reduced (but not below zero) by all Net Profits of the Account or subaccount, as the case may be, in any subsequent period; provided that if Client withdraws capital from the Account or a subaccount, Unrecouped Losses at the date of the withdrawal shall be reduced by multiplying those Unrecouped Losses by a fraction, the numerator of which is the net market value of the Account or subaccount immediately after the withdrawal and the denominator of which is the net market value of the Account or subaccount immediately before the withdrawal.

(iv) Computations of Net Profits, Net Losses and Unrecouped Losses shall be adjusted to take into account any addition to or withdrawal from the Account by Client during any period. The adjustment for a withdrawal shall be made by establishing a subaccount to treat the withdrawn amount as a separate subaccount during the period ending with the date of the withdrawal, requiring a separate Performance Fee computation and payment as of the date of withdrawal with respect to the amount withdrawn. The adjustment for an addition to the Account by Client shall be made by increasing the net market value of the Account by the amount added as of the first day of the applicable measurement period rather than as of the date of the addition.

(d) Client acknowledges that the Performance Fee may create an incentive for Manager to make investments that are riskier or more speculative than would be the case in the absence of a fee based on the performance of the Account. In addition, the Performance Fee is based on unrealized, as well as realized, appreciation and depreciation of the Securities in the Account.

8. Valuation. The assets in the Account will be valued as follows:

(a) Securities listed or admitted to trading on a national securities exchange shall be valued at the last sale price on the date of determination or, if no such price is reported for such date, then at the last reported sale price within the five-day period preceding such date; or, if no such price is reported for such period, then at the representative "bid" price at the close of business on the date of determination, or, if no such price is reported for such date, then such price as reported for the last business day prior to the date of determination; or, if neither such last sale price nor "bid" price is reported, then at such price as Manager deems to be fair market value. Such price shall be as reported on the composite tape of the New York Stock Exchange or the American Stock Exchange, as applicable, or, if neither is applicable, as reported by any other such exchange on which such Securities are listed or traded as Manager may determine, in its absolute discretion.

(b) Securities traded in the over-the-counter market shall be valued at the "last trade" price reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") as of the date of determination or, if no such price is reported for such date, then at the "last trade" price as so reported within the five-day period preceding such date; or, if no such price is reported for such period, then at the representative "bid" price at the close of business on

                                     25


the date of determination, as reported in NASDAQ (or, if not so reported, then as reported by the National Quotation Bureau, Inc.): or if no such price is reported for such date, then at such price as so reported for the last business day prior to the date of determination; or, if neither such "last trade" price nor such "bid" price is so reported, then at such price as Manager deems to be fair market value.

(c) Securities held short by the Account shall be valued in the manner provided in section 8(a) or (b), as applicable, except that the "asked" price shall be substituted for the "bid" price when applicable. The value of Securities held short by the Account shall be treated as a liability of the Account and, together with the amount of any margin or other loans on account thereof, shall be subtracted from the Account assets in determining asset value.

(d) Options for the purchase or sale of Securities shall be valued as provided in sections 8(a) or (b), as applicable. Premiums from the sale of options written by the Account shall be included in the assets of the Account and the market value of such options shall be included as a liability of the Account.

(e) Short-term money market instruments and bank deposits shall be valued at cost (together with accrued and unpaid interest) or market, depending on the type of investment, as Manager shall deem appropriate.

(f) The value or amount of any other assets and of liabilities of the Account shall be as determined in good faith by Manager, in the exercise of its absolute discretion.

9. Responsibility for Expenses. The Account shall be responsible for all expenses related to trading the assets of the Account, including, but not limited to, interest on margin borrowing, dividends payable with respect to Securities sold short, custodial fees, brokerage commissions, bank service fees, and interest on Account-related loans and debit balances.

10. Payment of Fees. Manager shall bill Client for such amount, in which case Client shall pay such amount to Manager within ten days of client's receipt of such bill.

11. Broker to be Used.

(a) Client understands and agrees that Manager's brokerage practices shall be consistent with the disclosure in Schedule F of Manager's Form ADV.

(b) Client consents and agrees that Manager may aggregate Securities sale and purchase orders for the Account with similar orders being made contemporaneously for other accounts managed by Manager or with accounts of affiliates of Manager if, in Manager's reasonable judgment, such aggregation is reasonably likely to result in an overall economic benefit to the Account, based on an evaluation that the Account is benefited by relatively better purchase or sale prices, lower commission expenses or beneficial timing of transactions, or a combination of these and other factors. In many instances, the purchase or sale of Securities for the Account will be effected substantially simultaneously with the purchase or sale of like Securities for the accounts of other

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clients of Manager and its affiliates. Such transactions may be made at slightly different prices, due to the volume of Securities purchased or sold. In such event the average price of all Securities purchased or sold in such transactions may be determined, and Client may be charged or credited, as the case may be, the average transaction price.

12. Allocation of Investments. Client acknowledges and understands that Manager engages in an investment advisory business apart from managing the Account. This will create conflicts of interest with the Account over Manager's time devoted to managing the Account and the allocation of investment opportunities among accounts (including the Account) managed by Manager. Manager will attempt to resolve all such conflicts in a manner that is generally fair to all of its clients. Client confirms that Manager may give advice and take action with respect to any of its other clients that may differ advice given or the timing or nature of action taken with respect to Client so long as it is Manager's policy, to the extent practicable, to allocate investment opportunities to Client over a period of time on a fair and equitable basis relative to other clients. Nothing in this Agreement shall be deemed to obligate Manager to acquire for the Account any Security that Manager or its officers or employees may acquire for its or their own accounts or for the account of any other client, if in the absolute discretion of Manager, it is not practical or desirable to acquire a position in such Security for the Account.

13. Account Losses. To the extent permitted under applicable law, Client agrees that Manager will not be liable to Client for any losses incurred by Client that arise out of or are in any way connected with any recommendation or other act or failure to act of Manager under this Agreement, including, but not limited to, any error in judgment with respect to the Account, so long as such recommendation or other act or failure to act does not constitute a breach of Manager's fiduciary duty to Client. Client shall indemnify and defend Manager and its officers and employees and hold them harmless from and against any and all claims, losses, damages, liabilities and expenses, as they are incurred, by reason of any act or omission of Client or any custodian, broker, agent or other third party selected by Manager in a commercially reasonable manner or selected by Client, except such as arise from Manager's breach of fiduciary duty to Client.

Anything in this section 13 or otherwise in this Agreement to the contrary notwithstanding, however, nothing herein shall constitute a waiver or limitation of any rights that Client may have under any Federal or state securities laws.

14. Account Statements. Manager shall furnish to Client an "Account Statement" at the end of each calendar quarter showing the aggregate market value of all Securities and funds in the Account, Client's additions of funds and Securities to and withdrawals of funds and Securities from the Account or any subaccount during such quarter and the calculation of the Asset Based Fee and the Performance Fee, if any, paid or accrued during such quarter. Account Statements may be prepared by Manager without the assistance of outside accountants.

15. Independent Contractor. Manager is and will hereafter act as an independent contractor and not as an employee of Client, and nothing in this Agreement may be interpreted or construed to create any employment, partnership, joint venture or other relationship between Manager and Client.

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16. Assignment. Manager may not assign this Agreement without the prior consent of Client.

This Agreement shall bind and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

17. Delivery of Information. Client acknowledges receipt of Part II of Form ADV, a disclosure statement containing the equivalent information, or a disclosure statement containing at least the information required by Schedule H of Form ADV if Client is entering into a wrap fee program sponsored by Manager. If the appropriate disclosure statement was not delivered to Client at least 48 hours prior to Client entering into any written or oral advisory contract with Manager, then Client has the right to terminate the contract without penalty within five business days after entering into the contract. For the purposes of this provision, a contract is considered entered into when all parties to the contract have signed the contract, or in the case of an oral contract otherwise signified their acceptance, any other provisions of this contract notwithstanding.

18. Arbitration. The parties waive their right to seek remedies in court, including any right to a jury trial. The parties agree that in the event of any dispute between the parties, such dispute shall be resolved exclusively by arbitration to be conducted only in the county and state of the principal office of Manager at the time of such dispute in accordance with the rules of the Judicial Arbitration and Mediation Service ("JAMS") applying the laws of Texas. Disputes will not be resolved in any other forum or venue.

The parties agree that such arbitration shall be conducted by one or more retired judges who are experienced in dispute resolution regarding the securities industry, pre-arbitration discovery shall be limited to the greatest extent provided by the rules of JAMS, the arbitration award shall not include factual findings or conclusions of law, and no punitive damages shall be awarded.

The parties understand that any party's right to appeal or to seek modification of rulings in an arbitration is severely limited. Any award rendered by the arbitrators shall be final and binding and judgment may be entered upon it in any court of competent jurisdiction in the county and state of the principal office of Manager at the time such award is rendered.

19. Effective Date of Agreement. Notwithstanding the date that this Agreement is signed or delivered by either party, the "Effective Date" shall be _________________.

20. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

21. Notices. Instructions with respect to Securities transactions may be given orally. All other communications under this Agreement must be in writing and will be deemed duly given and received when delivered personally, when sent by facsimile transmission, three days after being sent by first class mail, or one business day after being deposited for next-day delivery with

                                     28


Federal Express or another nationally recognized overnight delivery service, all charges or postage prepaid, properly addressed to the party to receive such notice at the party's address indicated below that party's signature on this Agreement, or at any other address that either party may designate by notice to the other.

22. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any and all other provisions hereof.

23. Entire Agreement. This Agreement is the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, agreements and understandings (including any and all pre-existing investment management agreements, which are hereby cancelled), regarding the subject matter hereof.

24. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

25. No Third-Party Beneficiaries. Neither party intends for this Agreement to benefit any third-party not expressly named in this Agreement.

26. The Client may, on at least thirty days' prior notice to the "Manager", withdraw all or part of the balance in such Client's Capital Account as of the last day of any Fiscal Quarter that occurs on or after the date immediately preceding the third anniversary of the client's capital contribution to the managed account. On the Permitted Withdrawal Date the Special Profit Allocation shall be made with respect to the amount withdrawn.

                                     29


IN WITNESS WHEREOF, this Agreement has been duly signed by or on behalf of the parties hereto on the dates set forth below their respective signatures.

"MANAGER" "CLIENT"





(Typed or Printed Name(s)


By:

Name:

Title:

(Signature(s))



Dated:

Dated:

Address:

Address:

Telephone:

Telephone:

Facsimile:

Facsimile:



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